SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 --------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                               (Amendment No. 3)1

                                  GEHL COMPANY
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $.10 PER SHARE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    368483103
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                              STEVEN WOLOSKY, ESQ.
                 OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
                                 505 Park Avenue
                            New York, New York 10022
                                 (212) 753-7200
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                February 6, 2001
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box |_|.

         Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 31 Pages)

--------
     1            The  remainder  of this  cover  page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

                  The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

--------------------------------               ---------------------------------
CUSIP No. 368483103                   13D          Page 2 of 31 Pages
--------------------------------               ---------------------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                               NEWCASTLE FOCUS FUND II, L.P.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) |X|
                                                                         (b) |_|
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                     OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 |_|
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     TEXAS
--------------------------------------------------------------------------------
 NUMBER OF         7      SOLE VOTING POWER
   SHARES
BENEFICIALLY                    154,000
  OWNED BY
    EACH
 REPORTING
PERSON WITH    -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                                -0-
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                154,000
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                -0-
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                     154,000
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               |_|
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     2.9%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     PN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------------------               ---------------------------------
CUSIP No. 368483103                   13D          Page 3 of 31 Pages
--------------------------------               ---------------------------------


================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                 NEWCASTLE PARTNERS, L.P.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) |X|
                                                                         (b) |_|
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                     WC
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 |_|
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     TEXAS
--------------------------------------------------------------------------------
 NUMBER OF         7      SOLE VOTING POWER
   SHARES
BENEFICIALLY                    94,200
  OWNED BY
    EACH
 REPORTING
PERSON WITH    -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                                -0-
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                94,200
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                -0-
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                     94,200
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               |_|
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     1.8%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     PN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------------------               ---------------------------------
CUSIP No. 368483103                   13D          Page 4 of 31 Pages
--------------------------------               ---------------------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                      MARK E. SCHWARZ
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) |X|
                                                                         (b) |_|
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                     OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 |_|
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     USA
--------------------------------------------------------------------------------
 NUMBER OF         7      SOLE VOTING POWER
   SHARES
BENEFICIALLY                    94,200
  OWNED BY
    EACH
 REPORTING
PERSON WITH    -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                                154,000
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                94,200
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                154,000
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                     248,200
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               |_|
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     4.6%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------------------               ---------------------------------
CUSIP No. 368483103                   13D          Page 5 of 31 Pages
--------------------------------               ---------------------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                 CIC EQUITY PARTNERS, LTD.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) |X|
                                                                         (b) |_|
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                     WC
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 |_|
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     TEXAS
--------------------------------------------------------------------------------
 NUMBER OF         7      SOLE VOTING POWER
   SHARES
BENEFICIALLY                    97,800
  OWNED BY
    EACH
 REPORTING
PERSON WITH    -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                                -0-
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                97,800
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                -0-
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                     97,800
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               |_|
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     1.8%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     PN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------------------               ---------------------------------
CUSIP No. 368483103                   13D          Page 6 of 31 Pages
--------------------------------               ---------------------------------


================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                      PAUL DEROBBIO
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) |X|
                                                                         (b) |_|
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                     OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 |_|
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     USA
--------------------------------------------------------------------------------
 NUMBER OF         7      SOLE VOTING POWER
   SHARES
BENEFICIALLY                    97,800
  OWNED BY
    EACH
 REPORTING
PERSON WITH    -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                                -0-
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                97,800
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                -0-
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                     97,800
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               |_|
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     1.8%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------------------               ---------------------------------
CUSIP No. 368483103                   13D          Page 7 of 31 Pages
--------------------------------               ---------------------------------


================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                    HAROLD C. SIMMONS
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) |X|
                                                                         (b) |_|
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                     OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 |_|
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     USA
--------------------------------------------------------------------------------
 NUMBER OF         7      SOLE VOTING POWER
   SHARES
BENEFICIALLY                    -0-
  OWNED BY
    EACH
 REPORTING
PERSON WITH    -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                                154,000
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                -0-
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                154,000
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                     154,000
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               |_|
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     2.9%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------------------               ---------------------------------
CUSIP No. 368483103                   13D          Page 8 of 31 Pages
--------------------------------               ---------------------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                               JOHN (PETE) A. BRICKER, JR.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) |X|
                                                                         (b) |_|
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                     OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 |_|
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     USA
--------------------------------------------------------------------------------
 NUMBER OF         7      SOLE VOTING POWER
   SHARES
BENEFICIALLY                    -0-
  OWNED BY
    EACH
 REPORTING
PERSON WITH    -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                                -0-
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                -0-
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                -0-
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                     -0-
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               |_|
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     0%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------------------               ---------------------------------
CUSIP No. 368483103                   13D          Page 9 of 31 Pages
--------------------------------               ---------------------------------


         The following  constitutes  Amendment No. 3 ("Amendment  No. 3") to the
Schedule 13D filed by the undersigned. This Amendment No. 3 amends the Schedule 13D as specifically set forth.

   Item 2 is amended to add the following:

         On February 6, 2001, Newcastle Partners delivered to the Issuer the Nomination Letter (as defined in Item 4) giving notice of Newcastle Partners' intention to nominate three directors, including John (Pete) A. Bricker, Jr., to the Issuer's Board of Directors at the Annual Meeting of Stockholders of the Issuer scheduled to be held on or around April 26, 2001. Accordingly, Mr. Bricker is a Reporting Person under this Schedule 13D.

         Mr. Bricker is the principal of SCM Advisors, L.L.C., formerly a Lamar Hunt family-affiliated investment advisor. The principal business address of Mr. Bricker is SCM Advisors, L.L.C., 5949 Sherry Lane, Suite 1350, Dallas, Texas 75225. Mr. Bricker is a citizen of the United States of America.

   Item 4 is amended to add the following:

         On February 6, 2001, Newcastle Partners delivered a letter to the Issuer, a copy of which is attached as an exhibit hereto and incorporated herein by reference (the "Nomination Letter"), to nominate Mark E. Schwarz, Paul DeRobbio and John (Pete) A. Bricker, Jr., as set forth therein, to the Issuer's Board of Directors at the Annual Meeting of Stockholders of the Issuer scheduled to be held on or around April 26, 2001.

   Item 5(a) is amended to add the following:

         Currently, Mr. Bricker does not own any Shares of Common Stock of the Issuer.

   Item 6 is amended to add the following:

         On February 6, 2001, the parties to the Joint Filing Agreement and Mr. Bricker entered into Amendment No. 1 to Joint Filing Agreement ("Amendment No. 1") in which, among other things, (i) the definition of "Group" was amended to include Mr. Bricker, (ii) Mr. Bricker agreed to serve as a director of the Issuer if elected at the next Annual Meeting of Stockholders of the Issuer, and
(iii) Newcastle Focus, Newcastle Partners and CIC agreed to indemnify Mr. Bricker against any and all claims of any nature arising from the solicitation of proxies from the Issuer's stockholders and any related transactions. Amendment No. 1 is attached hereto as an

--------------------------------               ---------------------------------
CUSIP No. 368483103                   13D          Page 10 of 31 Pages
--------------------------------               ---------------------------------


exhibit and incorporated herein by reference and all references contained herein are qualified in their entirety by reference to such Amendment No. 1.

   Item 7 is amended to add the following exhibits:

                  4. Amendment No. 1 to Joint Filing Agreement by and among Newcastle Partners, L.P., Newcastle Focus Fund II, L.P., CIC Equity Partners, Ltd., Mark E. Schwarz, Paul DeRobbio, Harold C. Simmons and John A. Bricker, Jr. dated February 6, 2001.

                  5. Director Nomination Letter from Newcastle Partners, L.P. to Issuer, dated February 6, 2001.

--------------------------------               ---------------------------------
CUSIP No. 368483103                   13D          Page 11 of 31 Pages
--------------------------------               ---------------------------------


                                   SIGNATURES

                  After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 7, 2001              NEWCASTLE FOCUS FUND II, L.P.

                                         By:  NEWCASTLE CAPITAL
                                              MANAGEMENT, L.P.

                                         By:  NEWCASTLE CAPITAL GROUP, L.L.C.,
                                              its General Partner

                                         By:  /s/ Mark E. Schwarz
                                              ----------------------
                                              Name: Mark E. Schwarz
                                              Title: Managing Member

                                     NEWCASTLE PARTNERS, L.P.

                                         By:  /s/ Mark E. Schwarz
                                              ----------------------
                                              Name: Mark E. Schwarz
                                              Title: General Partner

                                     /s/ Mark E. Schwarz
                                     -------------------------------
                                     MARK E. SCHWARZ

                                     CIC EQUITY PARTNERS, LTD.

                                         By:  SLP Consultants, Inc.,
                                              its General Partner

                                         By:  /s/ Paul DeRobbio
                                              ----------------------
                                              Name: Paul DeRobbio
                                              Title: President

                                     /s/ Paul DeRobbio
                                     -------------------------------
                                     PAUL DEROBBIO


                                     /s/ Harold C. Simmons
                                     -------------------------------
                                     HAROLD C. SIMMONS


                                     /s/ John A. Bricker, Jr.
                                     -------------------------------
                                     JOHN A. BRICKER, JR.

--------------------------------               ---------------------------------
CUSIP No. 368483103                   13D          Page 12 of 31 Pages
--------------------------------               ---------------------------------


                                  EXHIBIT INDEX



Exhibit                                                                  Page
-------                                                                  ----
1.   Joint Filing Agreement by and among
     Newcastle Partners, L.P., Newcastle
     Focus Fund II, L.P., CIC Equity
     Partners, Ltd., Mark E. Schwarz, Paul
     DeRobbio and Harold C. Simmons dated
     November 7, 2000 (previously filed).

2.   Letter from CIC Equity Partners, Ltd.
     and Newcastle Partners, L.P. to Issuer
     dated December 22, 2000 (previously
     filed).

3.   Letter from CIC Equity Partners, Ltd.
     and Newcastle Partners, L.P. to Issuer
     dated December 28, 2000 (previously
     filed).

4.   Amendment No. 1 to Joint Filing                                   13 to 16
     Agreement by and among Newcastle
     Partners, L.P., Newcastle Focus Fund
     II, L.P., CIC Equity Partners, Ltd.,
     Mark E. Schwarz, Paul DeRobbio, Harold
     C. Simmons and John A. Bricker, Jr.
     dated February 6, 2001.

5.   Director Nomination Letter from                                   17 to 31
     Newcastle Partners, L.P. to Issuer
     dated February 6, 2001.

--------------------------------               ---------------------------------
CUSIP No. 368483103                   13D          Page 13 of 31 Pages
--------------------------------               ---------------------------------


                    AMENDMENT NO. 1 TO JOINT FILING AGREEMENT

                  WHEREAS, Newcastle Focus Fund II, L.P. ("Newcastle Focus"), Newcastle Partners, L.P. ("Newcastle Partners"), CIC Equity Partners, Ltd. ("CIC"), Mark E. Schwarz, Paul DeRobbio and Harold C. Simmons entered into a Joint Filing Agreement dated November 7, 2000 (the "Agreement");

                  WHEREAS, Newcastle Partners desires to nominate a slate of three directors, including John (Pete) A. Bricker, Jr., at Gehl Company's ("Gehl") next annual meeting of stockholders (the "Gehl Annual Meeting");

                  WHEREAS, Mr. Bricker has agreed to serve as a director if elected at the Gehl Annual Meeting and to be included in the definition of "Group";

                  WHEREAS, Newcastle Focus, Newcastle Partners and CIC have agreed to indemnify Mr. Bricker against any and all claims of any nature arising from the solicitation of proxies from Gehl's stockholders and any related transactions by executing that certain letter agreement dated February 6, 2001;

                  WHEREAS, Newcastle Focus, Newcastle Partners and CIC agreed to bear the expenses incurred in connection with the Group's activities as provided in Section 3 of the Agreement, and desire to amend the Agreement to clarify that such expenses incurred shall also include those in connection with the solicitation of proxies from Gehl's stockholders.

                  NOW, THEREFORE, BE IT RESOLVED, the Agreement is hereby amended as follows:

                  1. The definition of "Group" is hereby amended to include John
(Pete) A. Bricker, Jr.

                  2. John (Pete) A. Bricker, Jr. agrees to serve as a director of Gehl if elected at the Gehl Annual Meeting.

                  3. Newcastle Focus, Newcastle Partners and CIC agree to indemnify Mr. Bricker against any and all claims of any nature arising from the solicitation of proxies from Gehl's stockholders and any related transactions by executing that certain letter agreement dated February 6, 2001, attached as an exhibit hereto.

                  4. Newcastle Focus, Newcastle Partners and CIC agree that all expenses incurred in connection with the Group's activities as provided in
Section 3 of the Agreement shall also include those in connection with the solicitation of proxies from Gehl's stockholders.

                  5. Except as amended hereby, the Agreement remains in full force and effect.

--------------------------------               ---------------------------------
CUSIP No. 368483103                   13D          Page 14 of 31 Pages
--------------------------------               ---------------------------------


                  IN WITNESS WHEREOF, the parties hereto have caused this Amendment No. 1 to be executed as of February 6, 2001.

                                     NEWCASTLE FOCUS FUND II, L.P.

                                         By:  NEWCASTLE CAPITAL
                                              MANAGEMENT, L.P.

                                         By:  NEWCASTLE CAPITAL GROUP, L.L.C.,
                                              its General Partner

                                         By:  /s/ Mark E. Schwarz
                                              ----------------------
                                              Name: Mark E. Schwarz
                                              Title: Managing Member

                                     NEWCASTLE PARTNERS, L.P.

                                         By:  /s/ Mark E. Schwarz
                                              ----------------------
                                              Name: Mark E. Schwarz
                                              Title: General Partner

                                     /s/ Mark E. Schwarz
                                     -------------------------------
                                     MARK E. SCHWARZ

                                     CIC EQUITY PARTNERS, LTD.

                                         By:  SLP Consultants, Inc.,
                                              its General Partner

                                         By:  /s/ Paul DeRobbio
                                              ----------------------
                                              Name: Paul DeRobbio
                                              Title: President

                                     /s/ Paul DeRobbio
                                     -------------------------------
                                     PAUL DEROBBIO


                                     /s/ Harold C. Simmons
                                     -------------------------------
                                     HAROLD C. SIMMONS


                                     /s/ John A. Bricker, Jr.
                                     -------------------------------
                                     JOHN A. BRICKER, JR.

--------------------------------               ---------------------------------
CUSIP No. 368483103                   13D          Page 15 of 31 Pages
--------------------------------               ---------------------------------


       Newcastle Partners, L.P.                      CIC Equity Partners, Ltd.
     Newcastle Focus Fund II, L.P.                      Three Lincoln Centre
     200 Crescent Court, Suite 670                  5430 LBJ Freeway, Suite 1700
          Dallas, Texas 75201                           Dallas, Texas 75240


                                                             February 6, 2001


John (Pete) A. Bricker, Jr.
5330 Castlewood Road
Dallas, Texas 75229

                           Re: Gehl Company

Dear Mr. Bricker:

                  Thank you for agreeing to serve as a nominee (a "Nominee") to the Board of Directors of Gehl Company ("Gehl") in the proxy solicitation that Newcastle Partners, L.P., Newcastle Focus Fund II, L.P. and CIC Equity Partners, Ltd. (collectively, the "Participants") are considering undertaking to nominate and elect directors at the Gehl 2001 Annual Meeting of Stockholders, or any other meeting of stockholders held in lieu thereof, and any adjournments, postponements, reschedulings or continuations thereof. Your outstanding qualifications, we believe, will prove a valuable asset to Gehl and all of its stockholders. This letter will set forth the terms of our agreement.

                  The Participants agree to indemnify and hold you harmless against any and all claims of any nature, whenever brought, arising from the proxy solicitation by the Participants and any related transactions, irrespective of the outcome; provided, that this indemnification agreement and all of the Participants' obligations hereunder may be terminated by any of the Participants in its sole discretion, in the event that you withdraw as a Nominee. This indemnification will include any and all (each, a "Loss") losses, liabilities, damages, demands, claims, suits, actions, judgments, or causes of action, assessments, costs and expenses, including, without limitation, interest, penalties, reasonable attorneys' fees, and any and all reasonable costs and expenses incurred in investigating, preparing or defending against any litigation, commenced or threatened, or any claim whatsoever, and any and all amounts paid in settlement of any claim or litigation asserted against, resulting, imposed upon, or incurred or suffered by you, directly or indirectly, as a result of or arising from the proxy solicitation by the Participants and any related transactions.

                  In the event of a claim against you pursuant to the prior paragraph or the occurrence of a Loss, you shall give any of the Participants written notice of such claim or Loss. Upon receipt of such written notice, the Participants will provide you with counsel to represent you. In addition, you will be reimbursed promptly for all Losses suffered by you and for all reasonable out-of-pocket expenses incurred by you relating to the proxy solicitation and any related transactions.

--------------------------------               ---------------------------------
CUSIP No. 368483103                   13D          Page 16 of 31 Pages
--------------------------------               ---------------------------------



Mr. John (Pete) A. Bricker, Jr.
February 6, 2001
Page -2-


                  If you agree to the foregoing terms, please sign below to indicate your acceptance.

                                        Very truly yours,


                                        NEWCASTLE PARTNERS, L.P.

                                        By:  /s/ Mark E. Schwarz
                                             ----------------------
                                             Mark E. Schwarz
                                             General Partner


                                        NEWCASTLE FOCUS FUND II, L.P.

                                            By: NEWCASTLE CAPITAL
                                                MANAGEMENT, L.P.

                                            By: NEWCASTLE CAPITAL GROUP,
                                                L.L.C.,
                                                its General Partner

                                            By: /s/ Mark E. Schwarz
                                                -----------------------
                                                Name: Mark E. Schwarz
                                                Title: Managing Member


                                        CIC EQUITY PARTNERS, LTD.

                                            By:  SLP Consultants, Inc.,
                                                 its General Partner

                                            By:  /s/ Paul DeRobbio
                                                 ----------------------
                                                 Name: Paul DeRobbio
                                                 Title: President

ACCEPTED AND AGREED:


/s/ John A. Bricker, Jr.
------------------------
John A. Bricker, Jr.

--------------------------------               ---------------------------------
CUSIP No. 368483103                   13D          Page 17 of 31 Pages
--------------------------------               ---------------------------------


                            NEWCASTLE PARTNERS, L.P.
                          200 Crescent Court, Suite 670
                               Dallas, Texas 75201

                                                                February 6, 2001

BY FACSIMILE AND FEDERAL EXPRESS

Gehl Company
143 Water Street
West Bend, Wisconsin  53095
Attention: Corporate Secretary

         Re: Notice of Intention to Nominate Individuals for Election as Directors at the 2001 Annual Meeting of Stockholders of Gehl Company

Ladies and Gentlemen:

                  This letter shall serve to satisfy the advance notice requirements of Article II, Section 2.14 of the Bylaws, as amended (the "Bylaws") of Gehl Company ("Gehl" or the "Company") as to the nomination by Newcastle Partners, L.P., a Texas limited partnership ("Newcastle"), of three nominees for election to the Board of Directors of Gehl (the "Gehl Board") at the next annual meeting of stockholders of the Company, or any other meeting of stockholders held in lieu thereof, and any adjournments, postponements, reschedulings or continuations thereof (the "Annual Meeting").

                  This letter and all Exhibits attached hereto are collectively referred to as the "Notice." Newcastle is the beneficial owner and/or owner of record of at least 94,200 shares of common stock, $.10 par value per share, of Gehl (the "Common Stock"). Newcastle's address is 200 Crescent Court, Suite 670, Dallas, Texas 75201, and it holds certain of its shares of Common Stock through the Depository Trust Company, whose address is 55 Water Street, 50th Floor, New York, New York 10041. Through this Notice, Newcastle hereby nominates and notifies you of its intent to nominate Mark E. Schwarz, Paul DeRobbio and John
(Pete) A. Bricker, Jr. as nominees (the "Nominees") to be elected to the Gehl Board at the Annual Meeting. To the extent there are in excess of three (3) vacancies on the Gehl Board to be filled by election at the Annual Meeting or Gehl increases the size of the Gehl Board above its existing size, Newcastle reserves the right to nominate additional nominees to be elected to the Gehl Board at the Annual Meeting. Additional nominations made pursuant to the preceding sentence are without prejudice to the position of Newcastle that any attempt to increase the size of the Gehl Board constitutes an unlawful manipulation of Gehl's corporate machinery. If this Notice shall be deemed for any reason by a court of competent jurisdiction to be ineffective with respect to the nomination of any of the Nominees at the Annual Meeting, or if any individual Nominee shall be unable to serve for any reason, this Notice shall continue to be effective with respect to the remaining Nominee(s) and as to any replacement Nominee(s) selected by Newcastle. The information concerning the Nominees required by Article

--------------------------------               ---------------------------------
CUSIP No. 368483103                   13D          Page 18 of 31 Pages
--------------------------------               ---------------------------------


II, Section 2.14(a)(ii) of the Bylaws and the Securities Exchange Act of 1934, as amended (the "Exchange Act"), are as follows:

(A) We believe that Newcastle's former address at 4514 Cole Avenue, Suite 600, Dallas, Texas 75205 appears on Gehl's books. Newcastle's current address is 200 Crescent Court, Suite 670, Dallas, Texas 75201

(B) As of the date hereof, Newcastle is the beneficial owner of 94,200 shares of Common Stock of the Company.

(C) Newcastle hereby represents that it is a holder of record of shares of the Company entitled to vote at the Annual Meeting. A representative of Newcastle intends to appear in person or by proxy at the Annual Meeting to nominate the persons specified in this Notice for election to the Board of Directors of the Company.

(D)      Information concerning the Nominees:

         (I)      Names and resident addresses of the Nominees:

                  Mark E. Schwarz
                  4020 Windsor Avenue
                  Dallas, Texas 75205

                  Paul DeRobbio
                  7281 South Janmar Drive
                  Dallas, Texas 75230

                  John (Pete) A. Bricker, Jr.
                  5330 Castlewood Road
                  Dallas, Texas 75229

         (II) On November 7, 2000, Newcastle, Newcastle Focus Fund II, L.P. ("Newcastle Focus"), CIC Equity Partners, Ltd. ("CIC"), Mark
                  E. Schwarz, Paul DeRobbio and Harold C. Simmons (collectively, the "Group") entered into a Joint Filing Agreement, in which, among other things, (i) they agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the Common Stock of Gehl, and (ii) each of Newcastle, Newcastle Focus and CIC agreed to bear its pro-rata portion of expenses incurred in connection with the Group's activities based on the number of shares of Common Stock beneficially owned by such parties as reported on
                  Schedule 13D and all amendments thereto with respect to Gehl, excluding certain expenses and fees. The Joint Filing Agreement is attached hereto as Exhibit A and incorporated herein by reference and all references contained herein are qualified in their entirety by reference to such Joint Filing Agreement. On February 6, 2001, the parties to the Joint Filing Agreement and Mr. Bricker entered into Amendment No. 1 to the Joint Filing Agreement ("Amendment No. 1") in

--------------------------------               ---------------------------------
CUSIP No. 368483103                   13D          Page 19 of 31 Pages
--------------------------------               ---------------------------------


                  which, among other things, (i) the definition of "Group" was amended to include Mr. Bricker, (ii) Mr. Bricker agreed to serve as a director of Gehl if elected at the Gehl Annual Meeting, and (iii) Newcastle Focus, Newcastle and CIC agreed to indemnify Mr. Bricker against any and all claims of any nature arising from the solicitation of proxies from Gehl's stockholders and any related transactions by executing that certain letter agreement dated February 6, 2001, attached as an exhibit thereto. Amendment No. 1 is attached hereto as Exhibit B and incorporated herein by reference and all references contained herein are qualified in their entirety by reference to such Amendment No. 1. Other than as stated above, there are no arrangements or understandings between Newcastle and each Nominee or any other person or person pursuant to which the nominations described herein are to be made, other than the consent by the Nominees to serve as directors of the Company if elected as such at the Annual Meeting, attached hereto as Exhibit C and incorporated herein by reference.

         (III) The information concerning the Nominees required by Regulation 14A of the Exchange Act is as follows:

                  Mark E. Schwarz (40) has served as the sole general partner of Newcastle Partners, L.P., a private investment firm, since 1993. Mr. Schwarz was also Vice President and Manager of Sandera Capital, L.L.C., a private investment firm affiliated with Hunt Financial Group, L.L.C., a Dallas-based investment firm associated with the Lamar Hunt family ("Hunt"), from 1995 to September 1999 and a securities analyst and portfolio Manager for SCM Advisors, L.L.C., formerly a Hunt-affiliated registered investment advisor from May 1993 to 1996. Mr. Schwarz currently serves as a director of the following
                  companies:   Bell   Industries,   Inc.,  a  computer   systems
                  integrator; Tandycrafts, Inc., a manufacturer of picture frames and framed art; and Hallmark Financial Services, Inc., a property-and-casualty insurance holding company. From October 1998 through April 1999, Mr. Schwarz served as a director of Aydin Corporation, a defense-electronics manufacturer. As of the date hereof, Mr. Schwarz beneficially owned an aggregate of 248,200 shares of Common Stock, all of which were owned directly by Newcastle and Newcastle Focus. The business address of Mr. Schwarz is c/o Newcastle Partners, L.P., 200 Crescent Court, Suite 670, Dallas, Texas 75201. Mr. Schwarz is not adverse to Gehl or any of its subsidiaries in any material pending legal proceedings. For information regarding Mr. Schwarz's purchases and sales of Common Stock during the past two years, see Schedule I.

                  Paul DeRobbio (41) has served as Managing Director of CIC Equity Partners, Ltd., a private investment firm, since April 2000. Mr. DeRobbio has also served as a Vice President and Director of Contran Resorts, Inc., a resort and golf management company, since 1994 and M. R. Real Estate, Inc., a real estate development company, since 1998. As of the date hereof, Mr. DeRobbio beneficially owned an aggregate of 97,800 shares of Common Stock, all of which were owned directly by CIC. The business address of Mr. DeRobbio is c/o CIC Equity Partners, Ltd., Three Lincoln

--------------------------------               ---------------------------------
CUSIP No. 368483103                   13D          Page 20 of 31 Pages
--------------------------------               ---------------------------------



                  Centre, 5430 LBJ Freeway, Suite 1700, Dallas, Texas 75240. Mr. DeRobbio is not adverse to Gehl or any of its subsidiaries in any material pending legal proceedings. For information regarding Mr. DeRobbio's purchases and sales of Common Stock during the past two years, see Schedule I.

                  John (Pete) A. Bricker, Jr. (49) has served as a principal of SCM Advisors, L.L.C., formerly a Lamar Hunt Family-affiliated registered investment advisor, since 1992. Previously, Mr. Bricker served as a principal of Sandera Capital, L.L.C., a private investment firm affiliated with Hunt Financial Group, L.L.C., a Dallas-based investment firm associated with the Lamar Hunt family, from December 1995 to June 1999. Mr.
                  Bricker served as a director of General Housewares Corporation, an NYSE listed manufacturer, marketer and distributor of products for the houseware and crafts/hardware market until its sale to CCPC Holding Company in 1999. From August 1987 to May 1997, Mr. Bricker was an Adjunct Lecturer and Lecturer in Finance at Southern Methodist University. As of the date hereof, Mr. Bricker does not own any shares of Common Stock. The business address of Mr. Bricker is SCM Advisors, L.L.C., 5949 Sherry Lane, Suite 1350, Dallas, Texas 75225. Mr. Bricker is not adverse to Gehl or any of its subsidiaries in any material pending legal proceedings. For information regarding Mr. Bricker's purchases and sales of Common Stock during the past two years, see Schedule I.

         (IV) Each of the Nominees has consented to serve as a director of Gehl if so elected. Such consents are attached hereto as Exhibit C.

                  In addition to the information provided in this Notice, the Nominees and Newcastle will promptly provide any and all additional information reasonably required by Gehl pursuant to the Bylaws or the Articles of
Incorporation, as amended. Please address any correspondence to Newcastle Partners, L.P., 200 Crescent Court, Suite 670, Dallas, Texas 75201, Attention:
Mark E. Schwarz, telephone (214) 661-7474, facsimile (214) 661-7475 (with a copy to our counsel, Olshan Grundman Frome Rosenzweig & Wolosky LLP, 505 Park Avenue, New York, New York 10022, Attention: Steven Wolosky, Esq., telephone (212) 753-7200, facsimile (212) 755-1467). The giving of this Notice is not an admission that the procedures for notice contained in the Bylaws are legal, valid or binding, and Newcastle reserves the right to challenge their validity. In addition, Newcastle reserves the right to challenge any effort by Gehl or the Gehl Board to conduct the Annual Meeting on any date other than April 26, 2001.

                                                     Very truly yours,

                                                     NEWCASTLE PARTNERS, L.P.

                                                     /s/ Mark E. Schwarz
                                                     -------------------------
                                                     Mark E. Schwarz
                                                     General Partner

--------------------------------               ---------------------------------
CUSIP No. 368483103                   13D          Page 21 of 31 Pages
--------------------------------               ---------------------------------


                                   SCHEDULE I

                   TRANSACTIONS IN THE SHARES OF GEHL COMPANY
                            DURING THE PAST TWO YEARS


 Shares of Common Stock           Price Per                  Date of
       Purchased                    Share                    Purchase
       ---------                    -----                    --------

                            NEWCASTLE PARTNERS, L.P.
                            ------------------------


        3,000                      $14.685                   07/24/00
       14,700                      $13.830                   08/10/00
        2,000                      $14.425                   09/07/00
        1,000                      $14.550                   09/08/00
        1,600                      $14.363                   09/11/00
        2,000                      $14.363                   09/13/00
        3,400                      $14.363                   09/14/00
        1,000                      $11.050                   09/26/00
        2,600                      $11.048                   09/28/00
        5,000                      $11.500                   09/29/00
        1,600                      $11.241                   09/29/00
       17,500                      $11.572                   10/02/00
       10,000                      $11.292                   10/03/00
        5,000                      $10.003                   10/05/00
        6,500                       $9.053                   10/10/00
        2,000                      $10.028                   10/12/00
          900                      $10.425                   10/18/00
          500                      $10.425                   10/19/00
        5,000                       $9.363                   10/27/00
        1,500                      $10.300                   11/01/00
        2,400                      $10.503                   11/03/00

--------------------------------               ---------------------------------
CUSIP No. 368483103                   13D          Page 22 of 31 Pages
--------------------------------               ---------------------------------


       5,000                       $10.854                   11/06/00


                        NEWCASTLE FOCUS FUND II, L.P.(1)
                        -----------------------------


      20,000                       $14.406                   09/05/00
       5,500                       $14.438                   09/06/00
      16,500                       $14.563                   09/07/00
       5,000                       $14.825                   09/08/00
      25,000                       $14.563                   09/11/00
       1,500                       $14.375                   09/13/00
       3,000                       $14.500                   09/13/00
      10,000                       $14.563                   09/13/00
       3,500                       $14.375                   09/14/00
       2,000                       $14.438                   09/14/00
      30,000                       $11.125                   09/15/00
       2,000                        $9.750                   09/18/00
      10,000                       $10.000                   09/18/00
       5,000                       $10.188                   09/18/00
       5,000                       $10.250                   09/18/00
      10,000                       $10.500                   09/18/00


                            CIC EQUITY PARTNERS, LTD.
                            -------------------------


      12,000                       $16.988                   04/04/00
      20,000                       $17.375                   04/14/00

--------
     1 The 154,000 shares of Common Stock owned by Newcastle Focus were received from a trust of which Harold C. Simmons serves as sole trustee and which currently is the sole limited partner of Newcastle Focus, as such trust's capital contribution to Newcastle Focus.

--------------------------------               ---------------------------------
CUSIP No. 368483103                   13D          Page 23 of 31 Pages
--------------------------------               ---------------------------------



       10,000                     $18.176                  04/17/00
       20,000                     $19.100                  04/18/00
        1,200                     $17.785                  04/24/00
        2,000                     $17.916                  04/25/00
        3,300                     $18.596                  04/27/00
        4,300                     $19.044                  04/28/00
       25,000(2)                   $9.900                  10/13/00



                               MARK E. SCHWARZ(3)
                                 ---------------

                                      NONE



                                 PAUL DEROBBIO(4)
                                 -------------

                                      NONE



                              JOHN A. BRICKER, JR.
                              --------------------

                                      NONE

--------
     2   The  25,000   shares  of  Common  Stock  were  received  as  a  capital
         contribution from one of the limited partners of CIC.

     3 By virtue of his positions with Newcastle and Newcastle Focus, Mr. Schwarz has the power to vote and dispose of the Common Stock owned by Newcastle and Newcastle Focus. Accordingly, Mr. Schwarz may be deemed to be the beneficial owner of the Common Stock owned by Newcastle and Newcastle Focus.

     4 By virtue of his position with CIC, Mr. DeRobbio has the power to vote and dispose of the Common Stock owned by CIC. Accordingly, Mr. DeRobbio may be deemed to be the beneficial owner of the Common Stock owned by CIC.

--------------------------------               ---------------------------------
CUSIP No. 368483103                   13D          Page 24 of 31 Pages
--------------------------------               ---------------------------------


                                    EXHIBIT A

                             JOINT FILING AGREEMENT

                  WHEREAS, certain of the undersigned are stockholders, direct or beneficial, of Gehl Company, a Wisconsin corporation ("Gehl");

                  WHEREAS, Newcastle Focus Fund II, L.P., a Texas limited partnership ("Newcastle Focus"), Newcastle Partners, L.P., a Texas limited partnership ("Newcastle Partners"), CIC Equity Partners, Ltd., a Texas limited partnership ("CIC"), Mark E. Schwarz, Paul DeRobbio and Harold C. Simmons wish to form a group (the "Group") with regard to their investment in Gehl.

                  NOW, IT IS AGREED, this 7th day of November, 2000 by the parties hereto:

                  1. In accordance with Rule 13d-1(k)(1)(iii) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the Common Stock of Gehl.

                  2. So long as this agreement is in effect, each of the undersigned shall provide written notice to Olshan Grundman Frome Rosenzweig & Wolosky LLP ("Olshan") of (i) any of their purchases or sales of the Common Stock of Gehl; or (ii) any shares over which they acquire or dispose of beneficial ownership. Notice shall be given no later than 24 hours after each such transaction.

                  3. Each of Newcastle Focus, Newcastle Partners and CIC hereby agrees to bear its pro-rata portion of expenses incurred in connection with the Group's activities based on the number of Shares beneficially owned by such parties as reported on Schedule 13D and all amendments thereto with respect to Gehl. Notwithstanding the foregoing, neither Newcastle Focus, Newcastle Partners nor CIC shall be required to reimburse any party for (i) out-of-pocket expenses incurred by a party in the aggregate in excess of $250 without such parties' prior written approval; (ii) the value of the time of any party; (iii) legal fees incurred without Newcastle Focus', Newcastle Partners' and CIC's prior written approval; or (iv) the costs of any counsel, other than Olshan, employed in connection with any pending or threatened litigation without Newcastle Focus', Newcastle Partners' and CIC's prior written consent.

                  4. The relationship of the parties hereto shall be limited to carrying on the business of the Group in accordance with the terms of this Agreement. Such relationship shall be construed and deemed to be for the sole and limited purpose of carrying on such business as described herein. Nothing herein shall be construed to authorize any party to act as an agent for any other party, or to create a joint venture or partnership, or to constitute an indemnification. Nothing herein shall restrict any party's right to purchase or sell shares of Gehl, as it deems appropriate, in its sole discretion, provided that all such sales are made in compliance with all applicable securities laws.

--------------------------------               ---------------------------------
CUSIP No. 368483103                   13D          Page 25 of 31 Pages
--------------------------------               ---------------------------------




                  5. This Agreement may be executed in counterparts, each of which shall be deemed an original and all of which, taken together, shall constitute but one and the same instrument, which may be sufficiently evidenced by one counterpart.

                  6. In the event of any dispute arising out of the provisions of this Agreement, the parties hereto consent and submit to the exclusive jurisdiction of the Federal and State Courts in the State of Texas.

                  7. Any party hereto may terminate his obligations under this agreement at any time on 24 hours' written notice to all other parties, with a copy by fax to Steven Wolosky at Olshan, Fax No. 212 755-1467.

                  8. Each party acknowledges that Olshan shall act as counsel for both the Group and Newcastle Partners.

--------------------------------               ---------------------------------
CUSIP No. 368483103                   13D          Page 26 of 31 Pages
--------------------------------               ---------------------------------


                  IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed as of the day and year first above written.

                                   NEWCASTLE FOCUS FUND II, L.P.

                                       By: NEWCASTLE CAPITAL
                                           MANAGEMENT, L.P.

                                       By: NEWCASTLE CAPITAL GROUP,
                                           L.L.C.,
                                           its General Partner

                                       By: /s/ Mark E. Schwarz
                                           -----------------------
                                           Name: Mark E. Schwarz
                                           Title: Managing Member

                                   NEWCASTLE PARTNERS, L.P.

                                       By: /s/ Mark E. Schwarz
                                           -----------------------
                                           Name: Mark E. Schwarz
                                           Title: General Partner

                                   /s/ Mark E. Schwarz
                                   -------------------------------
                                   MARK E. SCHWARZ

                                   CIC EQUITY PARTNERS, LTD.

                                       By: SLP Consultants, Inc.,
                                           its General Partner

                                       By: /s/ Paul DeRobbio
                                           ---------------------
                                           Name: Paul DeRobbio
                                           Title: President

                                   /s/ Paul DeRobbio
                                   ---------------------------
                                   PAUL DEROBBIO

                                   /s/ Harold C. Simmons
                                   ---------------------------
                                   HAROLD C. SIMMONS

--------------------------------               ---------------------------------
CUSIP No. 368483103                   13D          Page 27 of 31 Pages
--------------------------------               ---------------------------------


                                    EXHIBIT B

                    AMENDMENT NO. 1 TO JOINT FILING AGREEMENT


                             [Intentionally Omitted]

--------------------------------               ---------------------------------
CUSIP No. 368483103                   13D          Page 28 of 31 Pages
--------------------------------               ---------------------------------



                                    EXHIBIT C

                                NOMINEE CONSENTS

--------------------------------               ---------------------------------
CUSIP No. 368483103                   13D          Page 29 of 31 Pages
--------------------------------               ---------------------------------



                                 MARK E. SCHWARZ
                          c/o Newcastle Partners, L.P.
                          200 Crescent Court, Suite 670
                               Dallas, Texas 75201


                                                                February 6, 2001


Gehl Company
143 Water Street
West Bend, Wisconsin  53095
Attention: Corporate Secretary

Gentlemen:

                  You are hereby notified that the undersigned consents to (i) being named as a nominee in the notice provided by Newcastle Partners, L.P. of its intention to nominate the undersigned as a director of Gehl Company ("Gehl") at the Gehl 2001 Annual Meeting of Stockholders or other meeting of stockholders held in lieu thereof (the "Annual Meeting") and (ii) serving as a director of Gehl if elected at the Annual Meeting.


                                                     Very truly yours,

                                                     /s/ Mark E. Schwarz
                                                     -------------------
                                                     Mark E. Schwarz

--------------------------------               ---------------------------------
CUSIP No. 368483103                   13D          Page 30 of 31 Pages
--------------------------------               ---------------------------------


                                  PAUL DEROBBIO
                         c/o CIC Equity Partners, Ltd.
                              Three Lincoln Centre
                          5430 LBJ Freeway, Suite 1700
                               Dallas, Texas 75240


                                                                February 6, 2001


Gehl Company
143 Water Street
West Bend, Wisconsin  53095
Attention: Corporate Secretary

Gentlemen:

                  You are hereby notified that the undersigned consents to (i) being named as a nominee in the notice provided by Newcastle Partners, L.P. of its intention to nominate the undersigned as a director of Gehl Company ("Gehl") at the Gehl 2001 Annual Meeting of Stockholders or other meeting of stockholders held in lieu thereof (the "Annual Meeting") and (ii) serving as a director of Gehl if elected at the Annual Meeting.



                                                     Very truly yours,

                                                     /s/ Paul DeRobbio
                                                     ------------------------
                                                     Paul DeRobbio

--------------------------------               ---------------------------------
CUSIP No. 368483103                   13D          Page 31 of 31 Pages
--------------------------------               ---------------------------------

                              JOHN A. BRICKER, JR.
                              SCM Advisors, L.L.C.
                          5949 Sherry Lane, Suite 1350
                               Dallas, Texas 75225


                                                                February 6, 2001


Gehl Company
143 Water Street
West Bend, Wisconsin  53095
Attention: Corporate Secretary

Gentlemen:

                  You are hereby notified that the undersigned consents to (i) being named as a nominee in the notice provided by Newcastle Partners, L.P. of its intention to nominate the undersigned as a director of Gehl Company ("Gehl") at the Gehl 2001 Annual Meeting of Stockholders or other meeting of stockholders held in lieu thereof (the "Annual Meeting") and (ii) serving as a director of Gehl if elected at the Annual Meeting.


                                                     Very truly yours,

                                                     /s/ John A. Bricker, Jr.
                                                     ------------------------
                                                     John A. Bricker, Jr.